LMB TECHNOLOGIES, INC.
c/o William F. Doran, Attorney at Law
1717 East Bell Road, Suite 1, Phoenix, Arizona 85078
602.971.1775, fax 602.867.7833

August 8, 2008

Via telefax – no original to follow

To:

Action Stock Transfer

Attn: Justine Blankenship – EDGAR filer

From:

Daniel Anderson, President & Director

As of today’s date, the Company is hereby instructing you to withdraw its Form S-1 Registration Statement with the Securities and Exchange Commission (“SEC”). It is our intention to update the audited financial information and re-submit the Form S-1 Registration Statement to the SEC upon the issuance of that audited financial report and subsequent updating of the Form S-1.

Thank you,

/s/ Daniel Anderson